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                                                                  EXHIBIT 52





FOR IMMEDIATE RELEASE


                        AMP BOARD OF DIRECTORS REJECTS
                     ALLIEDSIGNAL'S AMENDED PARTIAL OFFER

                Board Adopts Rights Plan Amendments in Response
                      to AlliedSignal's Latest Maneuvers


HARRISBURG, Pennsylvania (September 18, 1998) - AMP Incorporated (NYSE: AMP) today announced that its Board of Directors, by a unanimous vote of the directors present, has recommended that shareholders reject AlliedSignal Inc.'s amended tender offer for 40 million shares of AMP stock, or approximately 18% of all outstanding shares, at a price of $44.50 per share. In rejecting AlliedSignal's amended partial offer, AMP's Board determined that the offer is inadequate, does not reflect the value or prospects of AMP and is not in the best interests of AMP and its relevant constituencies, including its shareholders. AMP's Board previously rejected AlliedSignal's original offer for all outstanding shares at the same $44.50 price.

The Board recommended that AMP shareholders not tender their shares to AlliedSignal and if shareholders have tendered any shares they should withdraw them. In this connection, AMP noted the following:

 .  AMP's Profit Improvement Plan is working and is being accelerated.

 . AMP expects to be announcing shortly action designed to enhance value to AMP shareholders in the nearer term.

 . Any shares purchased by AlliedSignal in its amended partial offer at its current expiration date of September 25, 1998 will neither benefit from any such value enhancement action by AMP nor from any higher price AlliedSignal might offer to pay for AMP's shares in a subsequent tender offer.

 . The presence of AlliedSignal as an 18% minority shareholder intent upon acquiring control of AMP is, in the Board's view, likely to be a deterrent to any third party interest in a business combination transaction with AMP in the future, and could have a serious and immediate dampening effect on the ability of AMP to carry out its Profit Improvement Plan.

Robert Ripp, AMP's chairman and chief executive officer, said, "It is not AMP's strategy to sell the Company. We have been quite clear about this. We have been equally clear, however, that AMP's directors fully understand their responsibilities to deal with reasonable acquisition and business combination proposals, if presented. At the same time, our Board recognizes its responsibilities when presented with an unreasonable proposal. AlliedSignal's original offer and its amended offer are clearly unreasonable in our Board's considered view. We are sharply focused on building value for and delivering it to AMP's constituencies, including our shareholders. For the many reasons we have stated, AlliedSignal's takeover bid simply does not measure up to the new AMP as a value proposition."

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AMP also announced that in light of its continuing concerns about AlliedSignal's offer, including those noted above, it has amended its Shareholder Rights Plan, in response to AlliedSignal's amended partial offer, to reduce the threshold at which the Rights become exercisable from 20% to 10%. In addition, in order to block AlliedSignal's attempt to end-run the previously adopted protective features of the Rights Plan, the Board amended the Rights Plan to provide that it is not amendable, and the Rights are non-redeemable, upon the adoption of a By-law intended to limit the Board's authority, rights and duties with respect to the Rights Plan and the Rights. On September 14, 1998, AlliedSignal said it would solicit consents in favor of a new By-law which purportedly would strip the Board of all authority regarding the Rights Plan and vest such authority in certain individuals designated by AlliedSignal. AlliedSignal has not yet revealed the identities of these individuals.

Mr. Ripp said, "There is a carefully constructed statutory framework under Pennsylvania law which, together with our Shareholder Rights Plan, is designed to protect AMP and all of our constituencies, including our shareholders, from AlliedSignal's opportunistic bid. Clearly, AlliedSignal is spending an inordinate amount of time searching for loopholes in these protective provisions.

"AlliedSignal apparently believed it found a way to attempt to lock up a significant minority position in AMP at an inadequate price, while at the same time seeking to strip the AMP Board of its authority relating to the Rights Plan. AlliedSignal's maneuvers were designed to make more difficult the realization of value by AMP through the implementation of our Profit Improvement Plan and make more difficult future efforts by others to acquire AMP."

Additional information with respect to the Board's decision to recommend that shareholders reject AlliedSignal's amended offer is contained in an amendment to AMP's Schedule 14D-9 which is being filed today with the Securities and Exchange Commission and will be mailed to shareholders.

Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.



Contacts:
Richard Skaare                               Dan Katcher / Judith Wilkinson
AMP Corporate Communication                  Abernathy MacGregor Frank
717/592-2323                                 212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965


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                                      -3-

AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in
Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of
AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.

This press release contains certain "forward-looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result of these initiatives.